[Translation]

                                                                October 29, 2008

To Whom It May Concern:

                                   Company Name:  Hino Motors, Ltd.
                                   Name and Title of Representative:
                                     Yoshio Shirai, President
                                   (Code Number: 7205
                                     The first sections of the Tokyo Stock
                                         Exchange and the Nagoya Stock Exchange)
                                   Name and Title of Contact Person:
                                     Toshihisa Sakaki
                                     General Manager, Corporate Communications
                                       Department, Corporate Planning Division
                                   Telephone Number: 03-5419-9320

                                   (The Parent Company of Hino Motors, Ltd.)
                                   Company Name:  Toyota Motor Corporation
                                   Name and Title of Representative:
                                     Katsuaki Watanabe, President
                                   (Code Number:  7203
                                     Securities exchanges throughout Japan)

        Notice Concerning Amendments to the Business Projections for the
        ----------------------------------------------------------------
                                Fiscal Year 2009
                                ----------------

Based on the recent business performance of Hino Motors, Ltd. (the "Company"), we hereby announce the following amendments to the business projections for Fiscal Year 2009 (from April 1, 2008 to March 31, 2009) disclosed with the earnings announcement on April 24, 2008.

1. Amendments to the prospective figures for the consolidated business performance for the Fiscal Year 2009 (from April 1, 2008 to March 31, 2009).

                                                                      (In millions of yen)
------------------------------------------------------------------------------------------------------
                                                                                           Net income
                                     Net          Operating      Ordinary         Net       per share
                                   revenues        income         income        income        (yen)
------------------------------------------------------------------------------------------------------
Previous projections (A)           1,420,000        46,000         42,000        22,000         38.34
------------------------------------------------------------------------------------------------------
New projections (B)                1,250,000        15,000         10,000         2,000          3.49
------------------------------------------------------------------------------------------------------
Amount changed                      -170,000       -31,000        -32,000       -20,000             -
(B - A)
------------------------------------------------------------------------------------------------------
% of change                           -12.0%        -67.4%         -76.2%        -90.9%             -
------------------------------------------------------------------------------------------------------
(Reference)
Actual results                     1,368,633        45,889         41,035        22,178         38.65
for the Fiscal Year 2008
------------------------------------------------------------------------------------------------------

2. Amendments to the prospective figures for the non-consolidated business performance for the Fiscal Year 2009 (from April 1, 2008 to March 31, 2009)

                                                                      (In millions of yen)
------------------------------------------------------------------------------------------------------
                                                                                           Net income
                                     Net          Operating      Ordinary         Net       per share
                                   revenues        income         income        income        (yen)
------------------------------------------------------------------------------------------------------
Previous projections (A)           1,080,000        26,000         29,800        18,000         31.36
------------------------------------------------------------------------------------------------------
New projections (B)                  927,000         1,000          4,500         3,000          5.23
------------------------------------------------------------------------------------------------------
Amount changed                      -153,000       -25,000        -25,300       -15,000             -
(B - A)
------------------------------------------------------------------------------------------------------
% of change                           -14.2%        -96.2%         -84.9%        -83.3%             -
------------------------------------------------------------------------------------------------------
(Reference)
Actual results                     1,034,155        29,267         28,759         4,467          7.78
for the Fiscal Year 2008
------------------------------------------------------------------------------------------------------


3. Reasons for the Amendments

   Among the figures for consolidated and non-consolidated business performance for Fiscal Year 2009, net revenues and the profits are projected to fall below the previously announced projected figures, due to factors such as the decrease in the number of automobiles subcontracted for production by Toyota Motor Corporation to the Company, the decrease in the number of automobiles sold in Japan, as well as the trend of stronger yen in the currency exchange market and the impact of rising raw material prices.


   (Note) The  prospective  figures  for the business  performance  stated above are  based  upon  information  that  is  currently  in  the  Company's possession and upon certain premises that the Company deems reasonable. The Company's actual future performance or other similar results could differ materially from those discussed above, due to various factors.